UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2022

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Update regarding Chief Executive Officer dated 28 November 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 28, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 28, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

                                                                       28 November 2022

Barclays PLC

 Update regarding Chief Executive Officer

Barclays PLC and Barclays Bank PLC ("Barclays") announces that its CEO, C.S. Venkatakrishnan, has informed the Barclays Board and his colleagues that he will be undergoing treatment for Non-Hodgkin Lymphoma.  His letter on this subject is below:

"Dear Colleagues:

I am writing to inform you that I have been diagnosed with Non-Hodgkin Lymphoma.  The good news is that the matter has been detected early, with scans and biopsies confirming it to be very localised.

My treatment is at Memorial Sloan Kettering Cancer Center in New York.   The doctors have advised that my prognosis is excellent, and my condition is curable with their prescribed regimen.  This is likely to last 12 to 16 weeks.  During this period, the company will run normally, and I will continue to be actively engaged in managing it.  However, I will have to work from home for some periods and not be able to travel. Fortunately, I have always exercised regularly and am strong and fit as I commence this treatment.

The Board has been kept apprised of my situation and I am enormously grateful for their support.

We have a highly capable and seasoned Executive Committee, supported by a talented senior management team.  I am very confident that we will continue, with your help, to serve our customers and clients well, and produce strong operating performance for our shareholders.

I am deeply appreciative, and very proud, of your support and extraordinary efforts in these volatile times."

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays.